October 10, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ms. Mara L. Ransom, Assistant Director

Re:	Delhaize Group

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 26, 2013

File No. 333-13302

Dear Ms. Ransom:

Set forth below are the responses of Delhaize Group to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2013, regarding Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”) filed on April 26, 2013. The numbering of the paragraphs in this letter corresponds to the numbering of the comments in the staff’s September 26th letter. For your convenience, each response is preceded by the staff’s comment to which the response relates.

Item 3. Key Information, page 1

Risk Factors, page 5

1.	Comment: We note your disclosure regarding the “Computer Intrusion” that was discovered in 2008. In future filings, please disclose in this section and in the “Liquidity and Capital Resources” section, if any preventative measures have been taken to reduce the risks of future cyber-attacks and if the costs associated with any preventative measures taken by your company are reasonably likely to have a material effect on your results of operations, liquidity and financial condition. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at www.sec.gov for additional information. In this regard, the scope and magnitude of the Computer Intrusion is unclear to us based upon your existing disclosure. Please tell us what your disclosure will look like.

Response: Delhaize Group respectfully advises the Staff that there are no longer any investigations or proceedings pending or threatened against Delhaize Group involving the referenced “Computer Intrusion.” All such investigations and proceedings previously initiated have been resolved without material cost to Delhaize Group.

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)  —  Square Marie Curie 40  —  1070 Brussels, Belgium

Ms. Mara L. Ransom, Assistant Director

U.S. Securities and Exchange Commission

Delhaize Group considered the guidance on cybersecurity in CF Disclosure Guidance: Topic No. 2 (October 13, 2011) in the process of preparing the Form 20-F, and disclosed as a risk factor that Delhaize Group’s operations are dependent on information technology systems, the failure or breach of security of any of which may harm the company’s reputation and adversely affect the company’s financial performance. Both before and after the Computer Intrusion, Delhaize Group has regularly updated and improved its information technology systems, including strengthening security, so that the company can continue to efficiently, reliably and safely operate its stores and logistics network. Costs associated with measures intended to strengthen the security of our information technology systems are not expected to have a material effect on our results of operations, liquidity and financial condition. Therefore, Delhaize Group concluded that it would be unnecessary to include discussion of the Computer Intrusion and measures intended to strengthen information technology security in the “Liquidity and Capital Resources” section.

We contemplate that our future disclosure regarding the Computer Intrusion would be substantially consistent with the following:

Our Hannaford and Sweetbay banners experienced an unauthorized intrusion, which we refer to as the Computer Intrusion from approximately December 2007 through early March 2008, into portions of their computer system that process information related to customer credit and debit card transactions, which resulted in the potential theft of customer credit and debit card data. Also affected was credit card data from cards used at certain independently-owned retail locations in the Northeast of the U.S. that carry products delivered by Hannaford. There is no evidence that any customer personal information, such as names or addresses, was obtained by any unauthorized person. There are no longer any investigations or proceedings pending or threatened against Delhaize Group involving the referenced “Computer Intrusion.” All such investigations and proceedings previously initiated have been resolved without material cost to Delhaize Group.

Item 5. Operating and Financial Review and Prospects, page 29

2.

Comment: In future filings, please expand your disclosure, as applicable, to fully address the Instructions to Item 5.D. of Form 20-F. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. For example, please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your net sales or

Ms. Mara L. Ransom, Assistant Director

U.S. Securities and Exchange Commission

revenues, income from continuing operations, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Specifically, please address your Repositioning Plan and your New Game Plan with a view to addressing the expected impact of such strategies, both positive and negative, on your financial condition and any trends or uncertainties that have occurred or may occur in the future. See Release No. 33-8350 for additional guidance. Please tell us what your disclosure will look like.

Response: In future filings, we will provide a more robust discussion in Item 5 of (i) known trends, events or uncertainties that have had or are reasonably expected to have a material impact on our net sales or revenues, income from continuing operations, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, and (ii) how our corporate strategy reflects these trends, events or uncertainties. We contemplate that such discussion would be substantially consistent with the following relating to 2012, subject to further developments (the discussion below reflects our knowledge and judgment as of the date of filing the Form 20-F on April 26, 2013 and should not be read as an update of such knowledge and judgment as of today):

“Our New Game Plan, which was introduced in 2009, is the foundation of our current strategy (see page 21 under item 4).

We aim to generate profitable revenue growth in each market in which we operate. The challenging economic environment in most of our markets has continued to negatively impact consumer confidence and spending since 2009. Further, competition has increased and consumers are more actively seeking ways to maximize the value they receive for their spending. This trend led to an erosion of our market shares and profitability in the U.S. and Belgium in that period.

As a response, in 2011, we began repositioning our largest brand Food Lion in the United States. The Food Lion repositioning aims at enhancing customer satisfaction through rebalancing our pricing position, improving our fresh produce offering and providing an easy and convenient shopping experience. In 2011 and 2012, approximately 700 Food Lion stores were repositioned, and we plan to reposition the remaining stores in the course of 2013 and 2014. The repositioned stores showed an evolution in sales volume that is better than the evolution of sales volume in non-repositioned stores by approximately 5 percentage points and 8 percentage points in 2011 and 2012 respectively. The repositioned stores are expected to continue to outperform in 2013. In addition, we intend to develop a more refined, unique selling proposition for Food Lion, which is based on the repositioning work and which we expect will leverage further Food Lion’s key attributes of convenience and affordability.

Ms. Mara L. Ransom, Assistant Director

U.S. Securities and Exchange Commission

At Hannaford we identified the improvement of our price competitiveness as the most important driver for revenue growth. In 2012, we invested in targeted price reductions at Hannaford and as a result, in Q4 2012, Hannaford experienced positive volume growth. In 2013, we intend to continue to improve our overall price competitiveness at Hannaford and expect similar positive effects.

Furthermore, as a consequence of the tough economic environment and competitors’ aggressiveness we decided to close 126 underperforming stores in the US in the first quarter of 2012 and another 45 stores in the first quarter of 2013. While these store closings will negatively impact our revenues by approximately €750 million annually, their positive impact on our operating profit is expected to amount to approximately €50 million annually.

At Delhaize Belgium, operating in our second most significant market, we are revitalizing our brand to regain our historical differentiation to counter the similar external effects as in the United States, i.e. challenging economic environment, eroding consumer confidence and increasing competition. Most importantly, we are reinforcing “quality, health and assortment” and we have outlined a number of initiatives: we plan to more sharply position our mainstream private brands while supporting product innovation and supply chain improvements that we expect will drive a better perception of our offer. Second, we want to differentiate the “shopping experience” by focusing on customer service such as fast check-outs and expanding our e-commerce activities. Third, our focus is on “pricing and promotions” where we plan to further improve our competitiveness in 2013. We believe that this will put the Company into a position to regain market share.

Finally, and despite the pressure on the Greek economy and the resulting austerity measures, Alfa Beta was able to resist the general market trend and gained market share every year since 2009, by focusing on ways to connect with its customers: low prices, local products and a clear identity. While the continued economic pressure will heavily impact consumer spending behavior, we believe that our current track-record and strategy will allow Alfa Beta to hold its position in the market.

As part of the New Game Plan we established a three year plan to generate €500 million in annual cost savings in the areas of selling, general and administrative expenses (“SG&A”) and cost of sales (“COS”) by the end of 2012. We over-achieved this target, with approximately €550 million in such savings, creating at the same time and across the company a new mindset on costs and efficiency for the coming years. SG&A savings were achieved primarily through the creation of

Ms. Mara L. Ransom, Assistant Director

U.S. Securities and Exchange Commission

one common support services organization for our U.S. operations. This organization encompasses support functions like finance and accounting, legal, information technology, human resources management and corporate development. Additionally, we generated savings in other areas of our operations such as store labor scheduling, advertising and marketing, as well as in repairs and maintenance. COS savings were realized primarily through the creation of one common category management and procurement organization for our U.S. operations. The new organization supports our U.S. banners with assortment and promotions planning and execution, sourcing and procurement, private brand management and pricing expertise.

Overall, the impact on our operating margins of price investments, other costs associated with the Food Lion brand repositioning and general cost inflation (in particular the automatic salary indexation in Belgium) was only partly offset by the cost savings. As a result, our operating margin (excluding store closing and impairment charges) declined by approximately 150 basis points over the last couple of years. We expect the pace of operating margin decline (excluding store closing and impairment charges) to slow in 2013 compared to 2012. For 2013, we aim to have flat SG&A expenses as a percentage of revenues.

In 2012, we made significant efforts to improve our free cash flow (defined as cash flow before financing activities, investments in debt securities and sale and maturity of debt securities) generation through improvements in the areas of working capital and discipline in capital allocation. As a result, we generated €772 million free cash flow in 2012. Free cash flow generation will continue to be a key priority in the coming years. Our target is to generate approximately €500 million per year over the next three years in order to (i) pay out dividend, (ii) retain free cash flow at an amount consistent with the opportunities to finance the future growth and (iii) maintain a finance structure to maintain investment grade credit rating. In 2013, we expect capital expenditures of approximately €650 million (excluding leases and at identical exchange rates) and plan to open 200 new stores for the year, mostly in Southeastern Europe and Asia.“

* * * *

Ms. Mara L. Ransom, Assistant Director

U.S. Securities and Exchange Commission

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at + 32 2 412 22 11.

Sincerely,

/s/ Pierre Bouchut
Pierre Bouchut, Executive Vice President and Chief Financial Officer